July 2, 2009

Mr. Michael McClure
Executive Vice President and Chief Financial Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, TX 75001

  Re: **Affirmative Insurance Holdings, Inc.**
     Form 10-K for the Year Ended December 31, 2007
     Filed March 17, 2008
     File No. 000-50795

Dear Mr. McClure:

We have reviewed your June 10, 2009 response to our May 15, 2009 letter and have the
following comments. After reviewing this information, we may raise additional
comments.

Definitive Proxy Statement on Schedule 14A, filed April 24, 2009

Compensation Discussion and Analysis, page 15

1. We note your response to our prior comment 2. We disagree with your
   conclusion that additional description of the non-financial objectives is not
   necessary for shareholders to understand the Company's compensation policies
   and decisions. The proxy statement discloses that the Compensation Committee
   "evaluated" non-financial objectives and assigned weighted scores to them
   ranging from 125% to 35%. Therefore, it appears that the non-financial
   objectives, even if measured subjectively, were a material element in determining
   2008 bonus awards. As such, your disclosure should more specifically describe
   the non-financial objectives relating to claims management, product management,
   actuarial pricing, actuarial reserving and business development. Please provide us
   with draft disclosure for your 2009 proxy statement.

   If you believe that the description of the non-financial objectives would result in
   competitive harm to the Company, please provide us a comprehensive analysis

supporting your conclusion. Your detailed analysis should clearly describe each goal and how such information is likely to cause competitive harm. Please avoid conclusory statements. Please note that you may request confidential treatment for information provided in your response letter pursuant to Rule 83.

2. We also note your response indicating that the Compensation Committee's evaluation was not subject to a prescribed, evaluative metric or other formal policy for evaluating or otherwise allocating among the achievement of every specific non-financial departmental goal. However, the proxy statement discloses that the Compensation Committee awarded weighted scores ranging from 125% to 35% to these non-financial objectives. Please provide draft disclosure for your 2009 proxy statement describing how the Compensation Committee determined will determine the weighted scores.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide us with a response prior to the expiration of the 10 day period. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. You should furnish the letter to us via EDGAR under the form label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant at (202) 551-8678 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3678 or Suzanne Hayes, Branch Chief, at (202) 551-3675 at with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant